UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               CHEMED CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    16359R103
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [ ]
                                                b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          1,057,600
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,057,600
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,057,600

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.1%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,057,600
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,057,600
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,057,600

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.1%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

ITEM 1(a) NAME OF ISSUER:

          Chemed Corporation (the "Issuer").

ITEM 1(b) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2600 Chemed Center, 255 E. Fifth Street, Cincinnati, Ohio 45202

ITEM 2(a) NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)   Perry Corp.; and

     ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

     This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

ITEM 2(c) CITIZENSHIP:

     1)   Perry Corp. is a New York corporation; and

     2)   Mr. Perry is a citizen of the United States.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, $1.00 par value (the "Shares").

ITEM 2(e) CUSIP NUMBER:

          16359R103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

     i) Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     ii)  Mr. Perry is a control person of Perry Corp.

ITEM 4. OWNERSHIP:

ITEM 4(a) AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 1,057,600 Shares.

ITEM 4(b) PERCENT OF CLASS:

     As of the Date of Event, the number of Shares outstanding was 25,752,440 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed on November 8, 2005. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.1% of the total number of Shares outstanding.

ITEM 4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         PERRY CORP.

         (i)       Sole power to vote or direct the vote                                                   1,057,600

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   1,057,600

         (iv)      Shared power to dispose or to direct the disposition of                                         0

         MR. PERRY

         (i)       Sole power to vote or direct the vote                                                   1,057,600

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   1,057,600

         (iv)      Shared power to dispose or to direct the disposition of                                         0



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

        Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

     This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2006         PERRY CORP.



                                 By:    Richard C. Perry
                                 Title: President



                                          By: /s/ Michael C. Neus
                                              -------------------------------
                                              Michael C. Neus
                                              Attorney-in-Fact


Date:  February 10, 2006          RICHARD C. PERRY



                                  By:  /s/ Michael C. Neus
                                      ----------------------------------
                                      Michael C. Neus
                                      Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                                    PAGE NO.

A.   Joint Filing Agreement, dated as of February 10, 2006, by and among the
     Reporting Persons                                                                  9


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $1.00 par value, of Chemed Corp., dated as of February 10, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 10, 2006         PERRY CORP.



                                 By:     Richard C. Perry
                                 Title:  President



                                          By:  /s/ Michael C. Neus
                                              -------------------------------
                                              Michael C. Neus
                                              Attorney-in-Fact


Date:  February 10, 2006          RICHARD C. PERRY



                                  By:  /s/ Michael C. Neus
                                     ---------------------------------
                                      Michael C. Neus
                                      Attorney-in-Fact